Exhibit 5.1

February 27, 2009

Timberline Resources Corporation

101 East Lakeside Avenue

Coeur D’ Alene, Idaho  83814

Re:  Registration Statement on Form S-1 as filed February 27, 2009

Ladies and Gentlemen:

We have acted as counsel to Timberline Resources Corporation, a Delaware corporation (the “Company”), in connection with a Registration Statement on Form S-1 (the “Registration Statement”), as filed on February 27, 2009, relating to the resale by certain shareholders of the Company named in the Registration Statement (the “Selling Shareholders”) of up to 9,425,541 shares of common stock of the Company, par value $0.001 per share, which consists of 5,556,556 shares of common stock issued to certain of the Selling Shareholders as described in the Registration Statement (the “Shares”), 3,333,333 shares of common stock acquirable upon conversion of a 10% convertible term note dated October 31, 2008 in principal amount of $5.0 million due October 31, 2010 by and between the Company and Small Mines Development (the “Convertible Term Note”) at a deemed conversion price of $1.50 per share (the “Convertible Note Shares”), and 535,652  shares of common stock acquirable upon conversion of put rights pursuant to a Stock Purchase and Put Right Release Agreement dated February 10, 2009 by and between the Company and Auramet Trading LLC (the “Put Right Conversion Agreement”) in principal amount of $246,400 at a deemed conversion price of $0.46 per share (the “Put Right Shares”).

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials. We have also assumed that the Shares, Convertible Note Shares and Put Right Shares will be sold as described in the Registration Statement.

Timberline Resources Corporation

February 27, 2009

Based on the foregoing, we are of the opinion that (i) the Shares are validly issued, fully paid and nonassessable, (ii) the Convertible Note Shares issuable upon conversion of all or part of the Convertible Term Note, upon issuance and delivery in accordance with the terms of the Convertible Term Note, will be validly issued, fully paid and nonassessable, and (iii) the Put Right Shares, upon issuance and delivery in accordance with the terms of the Put Right Conversion Agreement, will be validly issued, fully paid and nonassessable.

Our opinions expressed above are limited to the Delaware General Corporation Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm in the Prospectus constituting part of the Registration Statement.

Sincerely,

/s/ Dorsey & Whitney LLP

DORSEY & WHITNEY LLP

KGS/KRA